UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

December 26, 2007

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Address:	5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Stock Code Number (Japan): 8411 [Tokyo Stock Exchange
(First Section), Osaka Securities Exchange (First Section)]

Corrections in “Financial Statements <under Japanese GAAP>”

Mizuho Financial Group, Inc. (“MHFG”) hereby announces partial corrections in its “Financial Statements for the First Half of Fiscal 2007,” “Summary of Interim Results for Fiscal 2007” and “Selected Financial Information for the First Half of Fiscal 2007” disclosed on November 14, 2007 and other financial reports (“Financial Statements <under Japanese GAAP>”) as shown in the appendices.

Please direct any inquiries to: Mizuho Financial Group, Inc. Corporate Communications 81-3-5224-2026

Appendix

Corrected Information

Corrected information is underlined.

Financial Statements for the First Half of Fiscal 2007

Page	Item	Before Correction	After Correction
1-1	1. Financial Highlights for the First Half of Fiscal 2007 (2) Consolidated Financial Conditions Consolidated Capital Adequacy Ratio (BIS Standard), 1H F2007	11.79%	11.80%

		(omitted)	(omitted)
1-5	1. Consolidated Results of Operations (2) Analysis of Financial Conditions	The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 11.79%. (Preliminary)	The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 11.80%.(Preliminary)

1-6	Same as above In the table, September 30, 2007	11.79%	11.80%

Summary of Interim Results for Fiscal 2007

P2-3 III.	Financial Soundness,
In the table,

<Before Correction>

	(JPY Bn)	September 30, 2007
			Change from March 31, 2007
Consolidated Capital Adequacy Ratio		11.79%	-0.69%
(Total Risk-based Capital)		(8,325.2)	(-516.0)
Tier 1 Capital Ratio		6.97%	0.01%
(Tier 1 Capital)		(4,918.7)	(-14.8)

<After Correction>

	(JPY Bn)	September 30, 2007
			Change from March 31, 2007
Consolidated Capital Adequacy Ratio		11.80%	-0.68%
(Total Risk-based Capital)		(8,322.8)	(-518.5)
Tier 1 Capital Ratio		6.97%	0.01%
(Tier 1 Capital)		(4,918.7)	(-14.8)

Selected Financial Information for the First Half of Fiscal 2007

p3-19 9. Capital Adequacy Ratio (Basel II)

Consolidated

Mizuho Financial Group

BIS Standard

		(%, Billions of yen)
		As of September 30, 2007		As of March 31, 2007
<Before Correction>		(Preliminary)	Change from March 31, 2007
(1)	Capital Adequacy Ratio	11.79	(0.69)	12.48
	Tier 1 Capital Ratio	6.97	0.01	6.96
		(omitted)
(3)	Tier 2 Capital	3,723.2	(369.3)	4,092.6
	Tier 2 Capital Included as Qualifying Capital	3,723.2	(369.3)	4,092.6
	45% of Unrealized Gains on Other Securities	842.3	(258.4)	1,100.8
	45% of Revaluation Reserve for Land	114.4	(1.6)	116.0
	General Reserve for Possible Losses on Loans, etc	72.2	(59.3)	131.5
	Debt Capital, etc	2,694.2	(49.9)	2,744.1
	Perpetual Subordinated Debt and Other Debt Capital	691.9	(93.6)	785.5
	Dated Subordinated Debt and Redeemable Preferred Stock	2,002.2	43.6	1,958.6
	Other	—	—	—
		(omitted)
(5)	Total Risk-based Capital (2)+(3)-(4)	8,325.2	(516.0)	8,841.3
(6)	Risk-weighted Assets	70,555.1	(240.2)	70,795.4
	Credit Risk Assets	61,694.7	1,939.7	59,755.0
	On-balance-sheet Items	51,440.2	2,721.6	48,718.5
	Off-balance-sheet Items	10,254.5	(781.9)	11,036.4
	Market Risk Equivalent Assets	2,680.2	493.7	2,186.4
	Operational Risk Equivalent Assets	3,905.5	28.0	3,877.5
	Adjusted Floor Amount	2,274.6	(2,701.8)	4,976.4

		(%, Billions of yen)
		As of September 30, 2007		As of March 31, 2007
<After Correction>		(Preliminary)	Change from March 31, 2007
(1)	Capital Adequacy Ratio	11.80	(0.68)	12.48
	Tier 1 Capital Ratio	6.97	0.01	6.96
		(omitted)
(3)	Tier 2 Capital	3,720.8	(371.7)	4,092.6
	Tier 2 Capital Included as Qualifying Capital	3,720.8	(371.7)	4,092.6
	45% of Unrealized Gains on Other Securities	842.3	(258.4)	1,100.8
	45% of Revaluation Reserve for Land	114.4	(1.6)	116.0
	General Reserve for Possible Losses on Loans, etc	69.8	(61.7)	131.5
	Debt Capital, etc	2,694.2	(49.9)	2,744.1
	Perpetual Subordinated Debt and Other Debt Capital	691.9	(93.6)	785.5
	Dated Subordinated Debt and Redeemable Preferred Stock	2,002.2	43.6	1,958.6
	Other	—	—	—
		(omitted)
(5)	Total Risk-based Capital (2)+(3)-(4)	8,322.8	(518.5)	8,841.3
(6)	Risk-weighted Assets	70,525.1	(270.3)	70,795.4
	Credit Risk Assets	61,662.8	1,907.7	59,755.0
	On-balance-sheet Items	49,915.3	1,196.7	48,718.5
	Off-balance-sheet Items	11,747.5	711.0	11,036.4
	Market Risk Equivalent Assets	2,680.2	493.7	2,186.4
	Operational Risk Equivalent Assets	3,905.5	28.0	3,877.5
	Adjusted Floor Amount	2,276.5	(2,699.9)	4,976.4

p3-20 9. Capital Adequacy Ratio (Basel II)

Mizuho Corporate Bank

BIS Standard

		(%, Billions of yen)
		As of September 30, 2007		As of March 31, 2007
<Before Correction>		(Preliminary)	Change from March 31, 2007
(1)	Capital Adequacy Ratio	13.04	(0.97)	14.01
	Tier 1 Capital Ratio	8.54	(0.02)	8.56
(2)	Tier 1 Capital	3,284.0	27.2	3,256.8
(3)	Tier 2 Capital	2,004.6	(247.4)	2,252.1
(4)	Deductions for Total Risk-based Capital	276.3	96.9	179.4
(5)	Total Risk-based Capital (2)+(3)-(4)	5,012.3	(317.2)	5,329.5
(6)	Risk-weighted Assets	38,418.7	394.3	38,024.4

		(%, Billions of yen)
		As of September 30, 2007		As of March 31, 2007
<After Correction>		(Preliminary)	Change from March 31, 2007
(1)	Capital Adequacy Ratio	13.05	(0.96)	14.01
	Tier 1 Capital Ratio	8.55	(0.01)	8.56
(2)	Tier 1 Capital	3,284.0	27.2	3,256.8
(3)	Tier 2 Capital	2,002.3	(249.8)	2,252.1
(4)	Deductions for Total Risk-based Capital	276.3	96.9	179.4
(5)	Total Risk-based Capital (2)+(3)-(4)	5,009.9	(319.5)	5,329.5
(6)	Risk-weighted Assets	38,389.4	365.0	38,024.4

Selected Financial Information for the First Half of Fiscal 2007

p.3-45 2. Number of Directors and Employees

Non-Consolidated

<Before Correction>
Aggregated Figures of the 3 Banks	As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Members of the Board of Directors and Auditors	32	—	(1)	32	33
Executive Officers (excluding those doubling as directors)	91	4	3	87	88
Employees (excluding Executive Officers)	28,450	1,237	796	27,213	27,654

Mizuho Corporate Bank
Members of the Board of Directors and Auditors	10	—	(1)	10	11
Executive Officers (excluding those doubling as directors)	39	(2)	(2)	41	41
Employees (excluding Executive Officers)	7,568	(444)	(305)	8,012	7,873

<After Correction>
Aggregated Figures of the 3 Banks	As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Members of the Board of Directors and Auditors	33	1	—	32	33
Executive Officers (excluding those doubling as directors)	91	4	3	87	88
Employees (excluding Executive Officers)	28,450	1,237	796	27,213	27,654

Mizuho Corporate Bank
Members of the Board of Directors and Auditors	11	1	—	10	11
Executive Officers (excluding those doubling as directors)	39	(2)	(2)	41	41
Employees (excluding Executive Officers)	7,568	(444)	(305)	8,012	7,873